
URVIN.FINANCE
2021 Report

Dear investors,

We'd like to start this update with a simple message - Thank You.

Thank you for your support of our mission. Thank you for your trust in our team. Thank you for inspiring us to work harder, build faster, and to dream bigger. We are here because of you, and we will never lose sight of that responsibility.

We believe 2021 was the beginning of something special, and 2022 is shaping up to be an incredible year from our perspective. In 2022, we will be releasing an Alpha and Beta, and then launching v1 of the Terminal. This is only possible because of you. In the second half of the year, we will expand on this first version with new data sets, new regions, and we will grow this product to become the absolute best source of data, collaboration, research and education in the market.

We need your help!

Over the course of this year and following, there will be many opportunities to provide direct feedback to and engage with the Urvin team - please do. Whether user feedback, quality assurance testing, or community building - every opportunity to hear directly from you is critical and your participation is warmly welcomed. In order to grow, not only the technology, but awareness and completeness, your engagement with us is almost secondary to your engagement with others. Please spread word, spread awareness, and let everyone know Urvin Finance is changing the game.

Sincerely,

Zachary David Hoff
CRO

Jon Flynn
CTO

Alex Cohen













COO

David Lauer

CEO

Our Mission

We want to be the default destination for every retail investor looking to learn more about a company, to learn more about markets, to produce exceptional, unique research, and to do so in markets around the world.

See our full profile

How did we do this year?

Report Card

A+

The Good

- Urvin Finance closed a $1.25M pre-seed round
- Urvin Finance hired core team of developers, product managers and designers
- Urvin Finance executed numerous proof of concept campaigns and engagement efforts

The Bad

- Labor market trends made hiring top-tier employees extraordinarily competitive
- Negotiating data contracts with providers was time intensive and complicated
- Complex technical migrations delayed initial testing and deployment

2021 At a Glance

June 28 to December 31

$$$$

IOU!

$0 [0%]	**$0**	**$0**
Revenue	Net Profit	Short Term Debt




$0	**$599,618**
Raised in 2021	Cash on Hand As of 04/ 6/22

INCOME   BALANCE   NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The Terminal will be the only finance-focused social platform with professional quality data and tools, enabling collaborative research, globally.

We want to be the default destination for every retail investor looking to learn more about a company, to learn more about markets, to produce exceptional, unique research, and to do so in markets around the world.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Urvin Finance, Inc. was incorporated in the State of Delaware in June 2021.

Since then, we have:

- Closed our pre-seed round, raising approximately $1.25M from over 1,350 individual investors.

- Hired a globally distributed, diverse team to design and build The Terminal.

- Grown our social following and launched an initial marketing site and beta waitlist.

- Launched our advocacy efforts in partnership with other firms, and with a significant following.

Historical Results of Operations

Our company was organized in June 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $0.11. Our gross margin was 100.0%.

- *Assets.* As of December 31, 2021, the Company had total assets of $578,067.13, including $578,067.13 in cash.

- *Net Income.* The Company has had net income of $0.01 for 2021.

- *Liabilities.* The Company's liabilities totaled $0 for 2021.

Liquidity & Capital Resources

To-date, the company has been financed with approximately $1.25M in SAFEs.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Urvin Finance, Inc. cash in hand is $599,618.34, as of April 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $110,000/month, for an average burn rate of $110,000 per month. Our intent is to be profitable in 12 months.

Since June 30, 2021, the close of the audit report period, Urvin Finance has planned, organized and launched a Reg CF equity crowdfunding campaign on WeFunder, to date receiving approximately $1.25M in total funding from distinct investors. We have also incurred the expense associated with contracting for and obtaining an independent audit report, as required by Reg CF.

Over the next 3-6 months Urvin Finance, a pre-seed fintech startup, will focus on building out our team and building the early iterations of our Terminal product. We expect to incur significant expenses associated with the hiring of key personnel and the purchase of key technologies. Current estimates range from $500k-$1.0M for this initial period. We do not anticipate material revenue in the next 3-6 months. Product development will dictate the speed with which we make it to market, but we anticipate this to occur in 9-12 months.

Urvin Finance is a pre-seed fintech startup in the initial stages of formation, creation, and vision execution. We do not have any additional sources of income at this time outside of our Wefunder raise.

Net Margin: 9%   Gross Margin: 100%   Return on Assets: 0%   Earnings per Share: $0.00   Revenue per Employee: $0

Cash to Assets: 100%   Revenue to Receivables: ~   Debt Ratio: 0%

▤ 2021_Notes__URVIN_FINANCE_INC.pdf   ▤ Urvin_Finance_Inc._12.31.21_SSE.pdf

▤ 2021_Cash_Flow__Balace_Sheet__Income_Statement.pdf   ▤ 2021_Cash_Flow__Balance_Sheet__Income_Statement.pdf

▤ Urvin_Finance_Inc_Financial_Package_1-1-2021_to_12-31-2021_136766.pdf   ▤ Urvin_Finance_Inc._6.30.21_Audit_FS.pdf

We ❤ Our
1229 Investors

Thank You For Believing In Us

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Matthew Goshorn
Daniel Lockyer
Sagnik Roy Chowdhury
Erik Berlin
Ryan Van NIEUWENHUIZ...
Nick Persson
Gowtham Burle
Malcolm Green
Simon Shepherd
Michael Ruiz
Anthony Lee
Mark McKnight
Nick Lamart
Luke Garland
Vance Ryan
Kirscha Kievits
Simranjeet Singh
Allister Drummond
Brian Kantor
Nina Stollberger
Ryan Anthony
Keith Barnofski
David Sabbann
Thomas Buyse
Mandeep Sehmbi
Jake Stafslien
Kishan Patel
Christopher Andrew Brown
Joseph Pepper
Vivek Philar
Michael Justesen
Michael Helvey
W Kim Colich
Drew Ferguson
Robert Swaby
Benjamin Weinberg
Stephen Dalla Lana
James Pak
Peter Katsoulotos
Sam Goodall
Paul Osburn
Gwen Breault
David Smallwood
John Sweeney
Jason Brandolini
Bryan Pandorf
Ahmed Ben-Marzouk
Corey Klawunder
Joel Tan Jun Ren
Gary Dewayne Morrison
Sean Wilson
Fredrik Berg
Lisa Haskins
Sam Green
Aida Franz
Mr David Bricknall
Nicola Cahill
Alexander Weuffen
Joel D Acaster
Jonas Macho
Christian Bucher
Jose Perez
Jon Nelson
Andreas Xufuris
William Jacob Shain
Bruce Kendall Johnson
Brandon Mitchell
Nathan Olszko
Leopold Fajtak
Kamil Grzych
Ben S
Noah Shawn Salathe
Casey Welch
Juan Camarena
Kyle Hurless
Michael Webb
Stephen Wines
Donald J Jagos
David Johnston
Scott Hruska
Mike Everhart
Anthony T Said
Milo Ryerson
William Stanford
Christian Konefall
Ryan McFadden
Leonard Moore
Daniel Campbell
Gaston GOMEZ
Devon Kirby
Yevhen Lukin
Abhinav Kumar
Luke Spears
Jorge Alfonso Medina Co...
David Brust
Rachel Stafford
Winston Lien
David Machin
Yojhan Pichardo
Abdallah M Husein
Dylan Woodside
Matthew Bergmann
Jeff Breit
Daniel Szewczyk
William James Mohr
Vlad K
Lance Creed
Matthew Smith
Robert L Vermillion
Hannah Nien
Sarah Hood
Alan Jin
Fiann O'Hagan
Thomas Pappas
Lucian Cornwall
Mallikarjuna Singaraju
Drake Espenlaub
Jesse Gerstel
Juan Ramon Agosto
Kevin Brown
Brad Fortier
Karl Veggerby
Daniel Zhang
Carson Henley
Eric Nyszczot
Justin GRUSH
Gareth Alexander
Josh Smith
Neil Jubitz
Christopher Raberge
Colin Chambers
Todd Goatley-Seals
Chris Enos
Eric E Firestone
Daniel Vidaurre
Laszlo Heredy
Charles Morris
Tim O'Connor
Joshua Suttenberg
Robert McHardy
Georg Linz
Brandon Thomas
Arjen Meijer
Dmitry Ostrovsky
Paul Murphy
Alex Tabor
Robin Woods
Luka Graonic
Pedro Lozano
Debra Riddell
Lukas Block
Rodrigo Ferrer
Leonard Munzig
Dean D Langenfeld
Sandeep Kumar
Donaldson Santiago
Baran Ozdemir
Frank Lennox
Bhavjot S Garcha
Austin Breidenbach
Jacob Mensing
Jason L Bowman
Frank Fratantonio
Nathan McLean
Raul R
Rutger Van Straelen
Steven Voyles
Thomas J Dolaskie
Stephen Tuttle
Mitko Ivanov
Alfonso Perabeles
Robert B Kollin
James Wolstenholme
David Arico
Kristofer Vilhjalmsson
Zachary M Bruner
Bradley Finch
Sean Joseph
Douglas Stenstrom
John Pimentel
Ralph Russo
William Mothershed
Joseph Cowling
Joshua Fishbein
William Wilkerson
Dallon EchoHawk
Casey McCutcheon
Karen Van Blarcum
Adan Khan

Thank You!

From the Urvin.Finance Team











Dave Lauer
CEO



Zachary David
CTO



Alexander Cohen
COO



Jon Flynn
CRO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Jon Flynn	CRO @ Urvin Finance	2021
Zachary David Hoff	CTO @ Urvin Finance	2021
Alex Cohen	COO @ Urvin Finance	2021
David Lauer	CEO @ Urvin Finance	2021

Officers

OFFICER	TITLE	JOINED
Zachary David Hoff	CTO	2021
David Lauer	CEO President	2021

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Alex Cohen	2,200,000 Common Stock	27.5%
David Lauer	2,200,000 Common Stock	27.5%
Zachary David Hoff	2,200,000 Common Stock	27.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
01/2022	$907,653		4(a)(6)
01/2022	$350,420	Safe	Regulation D, Rule 506(c)
02/2022	$5,650	Safe	Regulation Crowdfunding

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	8,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Intellectual Property: Our intellectual property rights, including registered trademarks, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There

can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Technology Adoption: Our success is dependent on our product innovation, including maintaining a robust pipeline of new product features and offerings, and the effectiveness of our product advertising campaigns and marketing programs, including our ability to successfully adapt to a rapidly changing media environment, such as through use of social media and online advertising campaigns and marketing programs. There can be no assurance as to our ability to develop and launch successful products or to effectively execute advertising campaigns and marketing programs that resonate with and appeal to consumers. Both the launch of new products and advertising campaigns are inherently uncertain, especially as to their appeal to consumers. Our failure to make the right strategic investments to drive innovation or successfully launch our products or variants of established products could decrease demand for our products by negatively affecting consumer perception, as well as result in inventory write-offs and other costs.

Limited Operating History: The Company is an early stage company incorporated on June 28, 2021. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's substantial dependence on acceptance into a highly competitive marketplace surrounded by better funded and more established companies, our need to conduct product development, and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets. In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors affecting business generally, such as general economic conditions, macroeconimic pressures, such as pandemics and the effects of COVID-19, increasing government regulatory activity, scarcity of environmental resources, and competition. The Company believes that the estimates prepared by them as to capital, personnel, equipment and facilities required for their operations are reasonable, but until their operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

Reliance on Third Party Platforms : The Company relies on third-party for hosting and other third party technology vendors for data, payments and financial services. Any interruption in the availability of these services could have material negative impact on our ability to deliver service to users, as well as the profitability of these operations. Interruptions could occur due to both Internet outages as well as policy changes or terms violations according to these third parties. The prospect of increased regulation and/or Internet censorship may create access challenges to our users and service offerings. Costs of cloud infrastructure and other third party software services could increase at an unexpected rate and make operating the business become unsustainable.

Managing Team : Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Return to Investors

(a) The Company currently intends to retain any future earnings and does not expect to make any distributions in the foreseeable future. Investors who anticipate the need for distributions from their investment in the Company should not purchase the SAFEs offered hereby.

(b) The Company may never receive a future equity financing or elect to convert the SAFEs. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the SAFEs nor a liquidity event occurs, the Purchasers could be left holding the SAFEs in perpetuity. The SAFEs have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The SAFEs are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the SAFEs and should take into consideration when making such analysis, among other, the Risk Factors discussed above. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Growth:

(a)The growth of our business depends in large part on our ability to raise capital from investors. If we are unable to raise capital from new or existing investors, we may no longer be able to grow as a company.

(b) Our ability to raise capital from investors depends on a number of factors, including many that are outside our control. Investors may choose not to make investments with alternative asset managers, including sponsors of real estate investment programs and private real estate investment funds, and may choose to invest in asset classes and fund strategies that we do not offer. Poor performance by the Company could also make it more difficult for us to raise new capital. Investors and potential investors continually assess the performance of our Company independently and relative to market benchmarks and our competitors, and our ability to raise capital to support the Company depends on our performance. If economic and market conditions deteriorate, we may be unable to raise sufficient amounts of capital to support the investment activities of our new and future business plans.

Losses : We are currently incurring net losses and expect to continue incurring net losses in the future. Our failure to become profitable could impair the operations of the Company by limiting our access to working capital to operate the Company. In addition, we expect our operating expenses to increase in the future as we expand our operations. If our operating expenses exceed our expectations, our financial performance could be adversely affected. If our revenue does not grow to offset these increased expenses, we may never become profitable. In future periods, we may not have any revenue growth, or our revenue could decline.

Expansion : We may decide to expand into new strategies and geographic markets and may enter into new lines of business, each of which may result in additional risks and uncertainties in our businesses.

(a) If market conditions warrant, we may grow by increasing assets under management in existing businesses and expanding into new strategies and geographic markets and may enter into new lines of business. We may also pursue growth through acquisitions of critical business partners or other strategic initiatives.

(b) Attempts to expand our businesses involve a number of special risks, including some or all of the following:

the required investment of capital and other resources;

the diversion of management's attention from our core businesses;

the levels of experience of our executive officers, investment professionals and senior management in operating new strategies and lines of business;

assumption of liabilities in any acquired business;

unexpected difficulties or the incurrence of unexpected costs associated with integrating and overseeing the operations of new businesses and activities;

entry into geographic markets or lines of business in which we may have limited or no experience;

increasing demands on our operational and management systems and controls;

new strategies or lines of business may provide for less profitable fee structures and arrangements than our existing strategies and lines of business;

compliance with additional regulatory requirements; and

the broadening of our geographic footprint, increasing the risks associated with conducting operations in certain jurisdictions where we currently have no presence.

(c) Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. If a new business does not generate sufficient revenues or if we are unable to efficiently manage our expanded operations, our results of operations will be adversely affected. Our strategic initiatives may include joint ventures, in which case we will be subject to additional risks and uncertainties in that we may be dependent upon, and subject to liability, losses or reputational damage relating to systems, controls and personnel that are not under our control. Because we have not yet identified these potential new strategies, geographic markets or lines of business, we cannot identify all the risks we may face and the potential adverse consequences on us and your investment that may result from any attempted expansion. The risks described above, including those we cannot identify, may prevent us from growing our business through expanded product offerings or result in unexpected costs that may lead to a decline in our financial position and the value of our equity.

Reputational Harm

(a) Employee misconduct and unsubstantiated allegations against us could expose us to significant reputational harm.

(b) We are vulnerable to reputational harm, as we operate in an industry where integrity and the confidence of investors in our Programs are of critical importance. If an employee were to engage in illegal or suspicious activities, or if unsubstantiated allegations are made against us by employees, stockholders or others, we may suffer serious harm to our reputation (as a consequence of the negative perception resulting from such activities or allegations), financial position, relationships with key persons and companies in the real estate market, and our ability to attract new investors. Our business often requires that we deal with confidential information. If our employees were to improperly use or disclose this information, we could suffer serious harm to our reputation, financial position and current and future business relationships.

(c) It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in all cases. Misconduct by our employees, or even unsubstantiated allegations of misconduct, could subject us to regulatory sanctions and result in an adverse effect on our reputation and our business.

Dilution : Your future interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment. Potential investors in this offering do not have preemptive rights to any shares we issue in the future. After your purchase or the conversion of your SAFEs, our board of directors may elect to issue or sell additional shares in future public or private offerings. To the extent we issue additional shares after the conversion of your SAFEs, your percentage ownership interest in us will be diluted.

Contractors/Employees : The success of the Company will depend on its ability to compete for and retain additional qualified key personnel to enhance the growth. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require the Company to grant significant equity awards or incentive compensation, which could have a material adverse effect on the Company's financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the Company and its business.

Dividends : We do not expect to declare dividends in the foreseeable future. We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the operation of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Relationships : Our business model depends to a significant extent upon strong relationships with key persons and companies. The inability of our executive officers or key personnel to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

Transfer of Shares : There is no public trading market for Urvin Finance securities and there can be no assurance that any trading market will develop. Our securities are being offered hereby in reliance upon exemptions from the registration requirements of the Securities Act and applicable state securities laws. Thus, the securities offered hereby and any shares of stock issuable upon conversion of the securities offered hereby have not been and will not be registered under the Securities Act or any other securities laws, and may not be reoffered, resold or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to the registration requirement of, the Securities Act and any applicable state securities laws. Accordingly, any offer, sale, pledge or other transfer of the securities by a purchaser may be restricted, and purchasers may be required to bear the financial risks of an investment in the securities for an indefinite period of time.

Conflicts of Interest : Conflicts of interest may result due to affiliates of management providing services to the Company. The management and persons and entities affiliated with the management may be appointed or utilized to provide services for investments in which the Company invests. Therefore, the selection of investments may be influenced by the ability of the management and its affiliates to provide other services. Moreover, the management and its affiliates may profit from investments even where the Company loses all or a portion of its investment.

Company Discretion to Spend Investments : The Company's management, subject to the supervisory powers of the Board of Directors, has absolute discretion to spend the proceeds of this offering for any general corporate purpose, including but not limited to providing a salary to corporate officers and the repayment of certain authorized shareholder loans to the Company. The Company's management is committed to the long-term growth of the business and, thus, cannot assure you that the proceeds will yield any return in the short or immediate term, if at all.

Taxes : We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US. Changes in employment laws or regulation could harm our performance.

Government Regulation/Oversight : We may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

Security/Privacy Breaches : Increased IT security threats and more sophisticated cyber crime pose a potential risk to the security of our IT systems, networks, and services, as well as the confidentiality, availability, and integrity of our data. If the IT systems, networks, or service providers we rely upon fail to function properly, or if we suffer a loss or disclosure of business or other sensitive information, due to any number of causes, ranging from catastrophic events to power outages to security breaches, and our business continuity plans do not effectively address these failures on a timely basis, we may suffer interruptions in our ability to manage operations and reputational, competitive and/or business harm, which may adversely affect our business operations and/or financial condition. In addition, such events could result in unauthorized disclosure of material confidential information, and we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us or to our partners, our employees, customers, suppliers or consumers. In any of these events, we could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and IT systems. The trend toward public notifications of such incidents could exacerbate the harm to our business operations or financial condition.

Accuracy of Business Projections: We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[❓];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Urvin Finance, Inc.

- Delaware Corporation
- Organized June 2021
- 8 employees

6106 32nd St. NW
Washington DC 20015

http://urvin.finance

Business Description

Refer to the Urvin.Finance profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Urvin.Finance is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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Wefunder means Wefunder Inc and its wholly owned subsidiaries: Wefunder Advisors LLC and Wefunder Portal LLC. This page is hosted by Wefunder Inc.

Wefunder Portal LLC is a member of the Financial Industry Regulatory Authority. Investing on Wefunder is risky. Don't invest more than you can afford to lose.

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